Max A. Webb

Assistant Director

Julie Bell

Staff Attorney

United States Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

202-551-3522

RE:  Kat Racing, Inc.

Registration No: 333-144504

Dear Mr. Webb and Ms. Bell;

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings; We are aware of the fact that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kenny Thatcher

Kenny Thatcher

President and Director

Kat Racing, Inc.